CALVERT MANAGEMENT SERIES
CALVERT INVESTMENT ADMINISTRATIVE SERVICES, INC.
ADMINISTRATIVE SERVICES AGREEMENT
JANUARY 3, 1984

Revised and Restated Schedule A

For its services provided under this Agreement with respect to Calvert Tax-Free Responsible Impact Bond Fund, Calvert Investment Administrative Services, Inc. (“CIAS”) shall be paid an annual fee of 0.10% of average net assets for each of Class A, C, I and Y.

For its services provided under this Agreement with respect to Calvert Unconstrained Bond Fund, CIAS shall be paid an annual fee of 0.30% of average net assets for each of Class A, C and Y; and 0.10% of average net assets for Class I.

Effective: July 15, 2015

CALVERT MANAGEMENT SERIES

BY:  /s/ Ivy Wafford Duke
Ivy Wafford Duke
Vice President and Secretary

Date: July 13, 2015

CALVERT INVESTMENT ADMINISTRATIVE SERVICES, INC.

BY:  /s/ Vicki L. Benjamin
Vicki L. Benjamin
Senior Vice President, Chief Financial Officer
and Treasurer

Date: July 13, 2015